August 8, 2008
Via EDGAR and Hand Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cvrkel

Re:	Lions Gate Entertainment Corp.
Form 10-K for the fiscal year ended March 31, 2008
Filed May 30, 2008

File No. 001-14880
Ladies and Gentlemen:
     We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” the “Company,” “we,” “us” or “our”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (the “10-K”) contained in your letter dated July 24, 2008. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response. Along with its EDGAR-filed copy, Lions Gate is concurrently delivering a courtesy hard copy of its response to the Commission.
Form 10-K
Consolidated Statements of Shareholders’ Equity, page F-5
Comment 1: Reference is made to the line item “Exercise of stock options” in the amount of $(2,492) for the fiscal year ended March 31, 2008. Please explain and reconcile for us why such amount does not agree to the amount presented as “Exercise of stock options” under financing activities on the face of the statements of cash flows of $1,251.
Response: The following table reconciles the amount of $(2,492) disclosed on page F-5 in the Consolidated Statements of Shareholders’ Equity to the amount of $1,251 disclosed on the face of the statement of cash flows (amounts in thousands):

Lions Gate Entertainment Corp. File No. 001-14880

March 31,
2008
Exercised Stock
Options
As disclosed in Statements of Shareholders’ Equity	$(2,492)
Amounts paid to cancel shares to satisfy tax withholdings	3,743

As disclosed in Statements of Cash Flows	$1,251

The amount of ($2,492) in the Consolidated Statements of Shareholders’ Equity, page F-5 referenced as “Exercise of stock options”, represents the net activity related to the exercise of stock options during the fiscal year. The amount is negative as it includes a cash outflow of ($3,743) for shares that were cancelled in order to satisfy the option holder’s minimum tax withholding requirement, which is net of $1,251 of cash inflow from the proceeds received from the exercise of stock options.
The amount of $1,251 in the Consolidated Statements of Cash Flows, page F-6 referenced as “Exercise of stock options”, excludes the amount of ($3,743) paid for cancelled shares, as that amount is included in the total of ($5,319) referenced as “Amounts paid to satisfy tax withholding requirements on options exercised” in the Consolidated Statements of Cash Flows. The remaining balance of ($1,576) included in the total amount of ($5,319) represents cash paid for cancelled shares to satisfy minimum tax withholdings associated with restricted share units. Thus, the Consolidated Statements of Shareholders’ Equity reflects activity for each type of stock award and the Consolidated Statements of Cash Flows reflects the gross cash flows associated with the total award activity.
Notes to the Consolidated Financial Statements
Comment 2: Please revise your notes to the consolidated financial statements in future filings to include the required disclosures for goodwill and intangible assets in accordance with paragraph 45(a)-(c) of SFAS No. 142 for each period for which a balance sheet is presented.
Response: We will include the required disclosure for goodwill and intangible assets in accordance with paragraph 45(a)-(c) of SFAS No. 142 in future filings beginning with our Form 10-Q for the quarter ended June 30, 2008.
Note 6. Other Assets, page F-18
Equity Method Investments, page F-18
Comment 3: We note from the disclosure in Note 6 that the Company acquired a 42% equity interest in NextPoint Inc. for an aggregate purchase price of $21.4 million which included $0.5 million of transaction costs and the issuance of 1,890,189 shares of the Company’s common shares. Please tell us and revise future filings to disclose how you valued the shares issued in this transaction. As part of your response, you should also explain how the valuation of the shares issued complied with the guidance outlined in paragraph 22 of SFAS No. 141.

Lions Gate Entertainment Corp. File No. 001-14880

Response: The execution of the agreement and closing of the NextPoint Inc. (“Nextpoint”) investment both occurred on June 29, 2007. There was no previous announcement of the transaction. The value of the 1,890,189 shares issued in connection with the investment was based on the average of our stock price two days prior and two days subsequent to the date that the terms of the investment were agreed upon. We noted that the use of the closing date price on different averages of two, three, four and five days before and after the closing date resulted in extremely de minimis differences.
We believe that the valuation of the shares issued complied with the guidance outlined in paragraph 22 of SFAS No. 141 because we used the fair value of the Company’s common shares that are publicly traded and we used a reasonable period before and after the date that the terms of the investment were agreed upon.
In our future filings we will add the following disclosure: “The value assigned to the shares for purposes of recording the investment of $20.9 million was based on the average price of the Company’s common shares a few days prior and subsequent to the date of the agreement execution and closing of the acquisition.”
Comment 4: Reference is made to your disclosures on page F-20 regarding your equity method investments in NextPoint Inc. and Roadside Attractions, LLC. We note that the terms of both arrangements include a call option to purchase the remaining equity interests in both of the entities and that your disclosures indicate that the value of each of the respective call options is included in the investment balance. Please tell us and revise future filings to explain how the value of the call options to purchase the remaining equity interest has been determined or calculated and the guidance you relied upon in determining your accounting treatment.
Response: With respect to the accounting treatment of the call options, we relied on the following guidance:
In return for the consideration we provided for the investments in NextPoint, and Roadside Attractions, LLC. (“Roadside”), we received both a direct equity interest and an option to purchase the remaining interest. Although the option portion of both investments was not considered significant, we believed it appropriate to consider and account for both elements of the transaction. We applied the guidance in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB No. 18”) to account for the direct ownership interest. For the call option, we first determined that it did not meet the definition of a derivative instrument under SFAS No. 133 paragraph 6 c. and paragraph 9. The net settlement requirement is not met since the shares to be acquired are shares in a private company and not readily tradable or otherwise readily convertible into cash. We then considered whether SFAS No. 115 was applicable to the option and determined the investment did not have a readily determinable fair value, as required under paragraph 3 of SFAS No. 115. Thus, it was determined that the call option should be accounted for as a cost method investment.

Lions Gate Entertainment Corp. File No. 001-14880

Although, the disclosure indicates the “value” of the call options is included within the investment balances, we will revise future filings to indicate the estimated initial cost of such options rather than the value of such options are included within the investment balances.
In order to estimate the cost of the options, we used a combination of the Black-Scholes option pricing model and a probability weighted potential discounted cash flows model. The probability weighted potential discounted cash flows were used to determine the value of the underlying company which serves as an input in the Black-Scholes model to determine the initial cost of the option. As a reasonableness check, we also used the probability weighted potential discounted cash flows model to estimate the initial value of the option based on its exercise price. The value of the Roadside option was considered de minimis because the option price was designed to approximate the fair value of Roadside at the time the option is exercised and because the total investment in Roadside was only $3 million. The initial cost of the NextPoint option was estimated at $1.2 million.
We combined the amounts within the investment due to their lack of significance and because they are so closely related to the investment. The values are evaluated for impairment each period. We will revise future filings beginning with our Form 10-Q for our quarter ended June 30, 2008 to disclose that the initial cost of the option was estimated, and is included within the investment balance, and note that such amounts are evaluated for impairment each reporting period.
Comment 5: Reference is made to your disclosure on page F-20 regarding the accounts receivable of $29 million due from Elevation Sales Limited. Please describe for us and revise future filings to discuss the nature and terms of the accounts receivable balance. Your response and revised disclosure should discuss the payment terms of the accounts receivable balance; the collectibility of the balance; and whether any amounts have been reserved for potential collectibility issues to date.
Response: We will revise future filings beginning with our Form 10-Q for our quarter ended June 30, 2008 to disclose the following regarding the nature and terms of this accounts receivable balance. The amounts receivable from Elevation Sales Limited represent amounts due our wholly-owned subsidiary Lions Gate UK Limited, located in the United Kingdom, for accounts receivable arising from the sale and rental of DVD products. The credit period extended to Elevation Sales Limited provides a credit period of 60 days.
We have no concerns about the collectibility of this balance and are not aware of any amounts which are overdue or considered to be subject to payment default. As of June 30, 2008, over 99% of the March 31, 2008 balance had been collected. There has been no reserve recorded associated with the receivable amount.

Lions Gate Entertainment Corp. File No. 001-14880

Note 11. Capital Stock, page F-24
(c) Share-Based Compensation, page F-25
Adoption of SFAS No. 123R, page F-25
Comment 6: We note that you have disclosed the per share impact on your results of operations for the years ended March 31, 2008 and 2007, had the Company not adopted SFAS No. 123R, in the second paragraph of Note 11c. As the adoption of SFAS No. 123R was required under generally accepted accounting principles, the disclosure of this information is considered a non-GAAP disclosure which is not inappropriate as outlined in SAB Topic 14:G, Question 4. In future filings, please revise to eliminate this disclosure.
Response: We agree with the above request and will eliminate this disclosure in future filings beginning with our Form 10-Q for the quarter ended June 30, 2008.
Note 12. Acquisitions and Divestitures, page F-31
Acquisition of Mandate Pictures LLC, page F-31
Comment 7: We note from the disclosure in Note 12 to your financial statements that you have valued the 1,282,999 shares issued in the Mandate acquisition based on the closing price of the Company’s common shares on the date of the acquisition. This treatment does not comply with the requirements outlined in paragraph 22 of SFAS No. 141 which requires that securities issued in business combinations be valued based on the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Please revise the value assigned to the shares issued in this acquisition transaction to comply with paragraph 22 of SFAS No. 141 or explain why you do not believe this is required.
Response: The Mandate acquisition agreement, closing of the acquisition and the announcement of the acquisition took place on the same day, September 10, 2007. The value of the 1,282,999 shares issued in the Mandate acquisition was based on the average of our stock price two days prior and two days subsequent to the date that the terms of the acquisition were agreed upon and announced. The average of our stock price during that period was equal to the stock price on the closing date. We noted that the use of the closing date price on different averages of two, three, four and five days before and after the closing date resulted in extremely de minimis differences.
In our future filings, we will revise our disclosure from “The value assigned to the shares for purposes of recording the acquisition was $11.8 million and was based on the closing price of the Company’s common shares on the date of the acquisition” to “The value assigned to the shares for purposes of recording the acquisition was $11.8 million and was based on the average price of the Company’s common shares a few days prior and subsequent to the date of the execution of the agreement, and the announcement and closing of the acquisition.”

Lions Gate Entertainment Corp. File No. 001-14880

Comment 8: Also, we note from the disclosures outlined in Note 12 that certain shares to be issued in connection with this acquisition are to be delivered in September 2008 and March 2009 pursuant to certain holdback provisions. We also note that the Company may be obligated to pay certain additional amounts pursuant to the purchase agreement should certain films or derivative works meet certain target performance thresholds. Please explain in further detail the terms of the holdback arrangements surrounding the additional common shares to be issued. Also, please tell us and revise Note 12 to disclose the amounts of the additional payments that may be required should certain films or derivative works meet certain performance thresholds and describe in further detail the nature and terms of the performance thresholds which must be achieved. Refer to the disclosure requirements outlined in paragraph 51f of SFAS No. 141.
Response: With respect to the terms of the holdback shares, these shares will be issued at the dates indicated unless there is a third party claim related to a breach of the representations and warranties made by the sellers in the purchase agreement. In the highly unlikely event that there is a third party claim within the period of the holdback, the Company can withhold amounts to be paid from the holdback shares.
With respect to the additional amounts that may be paid should certain films or derivative works meet certain performance thresholds, the amount to be paid is the excess of the sum of the following amounts over the performance threshold (i.e. the “Hurdle Amount”):
•	80% of the earnings of certain films for the longer of 5 years from the closing or 5 years from the release of the pictures plus,

•	20% of the earnings of certain pictures which commence principal photography within 5 years from the closing date for a period up to 10 years, plus

•	certain fees designated for derivative works which commence principal photography within 7 years of the initial release of the original picture.
The Hurdle Amount is the purchase price of approximately $56 million plus an interest cost accruing until such hurdle is reached, and certain other costs the Company agreed to pay in connection with the acquisition. Accordingly, the additional consideration is the total of the above in excess of the Hurdle Amount. As of June 30, 2008, the total earnings and fees from identified projects in process are not projected to reach the Hurdle Amount. However, as additional projects are identified in the future and the current projects are released in the market place the total projected earnings and fees from these projects could increase causing additional payments to the sellers to become payable.
We will include the disclosure of the above information in future filings beginning with our Form 10-Q for the quarter ended June 30, 2008.

Lions Gate Entertainment Corp. File No. 001-14880

Acquisition of Debmar-Mercury LLC, page F-32
Comment 9: Please revise the notes to your financial statements to disclose the amount of additional consideration that may become payable based on the financial performance of Debmar-Mercury for the five-year period ending June 30, 2011. Also, explain in further detail the terms or conditions under which these amounts will become payable and disclose your planned accounting treatment for these potential payments.
Response: We will revise the disclosure in future filings beginning with our Form 10-Q for the quarter ended June 30, 2008 to more fully explain the terms under which the additional amounts will become payable and disclose our planned accounting treatment as follows:
Pursuant to the purchase agreement, if the aggregate earnings before interest, taxes, depreciation and amortization adjusted to add back 20% of the overhead expense of Debmar-Mercury (“Adjusted EBITDA”) of Debmar-Mercury LLC (“Debmar-Mercury”) for the five year period ending after the closing date exceeds the target amount, then up to 40% of the excess Adjusted EBITDA over the target amount is payable as additional consideration. The percentage of the excess Adjusted EBITDA over the target amount ranges from 20% of such excess up to an excess of $3 million, 25% of such excess over $3 million and less than $6 million, 30% of such excess over $6 million and less than $10 million and 40% of such excess over $10 million. The target amount is $32.2 million plus adjustments for interest on certain funding provided by Lions Gate and adjustments for certain overhead and other items. If the Adjusted EBITDA of Debmar-Mercury is proportionately on track to exceed the target amount after three years from the date of closing, Lions Gate will pay a recoupable advance against the five year payment.
In addition, up to 40% (percentage is determined based on how much the cumulative Adjusted EBITDA exceeds the target amount) of Adjusted EBITDA of Debmar-Mercury generated subsequent to the five year period from the assets existing as of the fifth anniversary date of the close is also payable as additional consideration on a quarterly basis (i.e., the Continuing Earnout Payment) unless the substitute earn out option is exercised by either the seller or the Company. The substitute earn out option is only available if the aggregate Adjusted EBITDA for the five year period ending after the closing date exceeds the target amount. Under the substitute earn out option, the seller can elect to receive an amount equal to $2.5 million in lieu of the Continuing Earnout Payments and the Company can elect to pay an amount equal to $15 million in lieu of the Continuing Earnout Payments.
Amounts paid, if any, under the above additional consideration provisions will be recorded as additional goodwill.
Item 15, Exhibits, Financial Statements Schedules, page 65
(2) Schedule II, page 65
Comment 10: We note that you indicate on page 65 that the financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the consolidated financial statements and notes thereto. However, it does not appear that all the required information, where applicable, is included in the

Lions Gate Entertainment Corp. File No. 001-14880

financial statements and notes thereto. For example, we could not find the information regarding amounts charged to costs and expenses and amounts related to deductions with respect to your allowance for bad debts or sales returns. In this regard, as part of your response to us please provide a roll forward of your valuation accounts and revise future filings to include the required information prescribed in Rule 5-04 of Regulation S-X for all valuation accounts, where material. Refer to the format prescribed in Rule 12-09 of Regulation S-X.
Response: We agree and will include the disclosures prescribed in Rule 5-04 of Regulation S-X for all valuation accounts, where material, in our future filings beginning with our Form 10-K for the year ended March 31, 2009.
     The following table presents the roll forward of our valuation and qualifying accounts as prescribed in Rule 12-09 of Regulation S-X for the three years ended March 31, 2008, 2007 and 2006:

March 31, 2008
(In Thousands)
COL. A.	COL. B.	COL. C.			COL. D.		COL. E.
		Additions
	Balance at	Charged to Costs and	Charged to Other		Deductions -		Balance at End
Description	Beginning of Period	Expenses (1)	Accounts - Describe		Describe		of Period

Year Ended March 31, 2008:
Reserves:
Video returns and allowances	$77,691	$194,690	$2,120	(2)	$(178,986	)(3)	$95,515
Provision for doubtful accounts	6,345	551	204	(2)	(1,122	)(4)	5,978

Total	$84,036	$195,241	$2,324		$(180,108)		$101,493

Year Ended March 31, 2007:
Reserves:
Video returns and allowances	$73,366	$160,088	$41	(2)	$(155,804	)(3)	$77,691
Provision for doubtful accounts	10,934	(1,969)	49	(2)	(2,669	)(5)	6,345

Total	$84,300	$158,119	$90		$(158,473)		$84,036

Year Ended March 31, 2006:
Reserves:
Video returns and allowances	$58,449	$196,114	$262	(2)	$(181,459	)(3)	$73,366
Provision for doubtful accounts	6,102	5,996	61	(2)	(1,225	)(4)	10,934

Total	$64,551	$202,110	$323		$(182,684)		$84,300

(1)	Charges for video returns and allowances are charges against revenue. The provision for doubtful accounts for the year ended March 31, 2007 includes the reversal of the provision related to the collection of amounts previously reserved. Included in these amounts is the reversal of $1.5 million related to collections from one large retail customer which had declared bankruptcy.

(2)	Opening balances due to acquisitions.

(3)	Actual video returns.

(4)	Uncollectible accounts written off.

(5)	Uncollectible accounts written off including a $2.5 million write off due to the bankruptcy of a large retail customer.

Lions Gate Entertainment Corp. File No. 001-14880

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-3996.

Sincerely,
/s/ James Keegan
James Keegan
Chief Financial Officer

cc:	Jon Feltheimer
Wayne Levin, Esq.
Adrian Kuzycz, Esq. Dave Johnson, Esq.